UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

FTE NETWORKS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

Series H Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Common Stock: 86723M304

Series H Preferred Stock: Not Applicable
(CUSIP Number)

Mr. Brian P. McMahon
237 West 35th Street
Suite 901
New York, NY, 10001
Telephone: (212) 766-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Pryor Cashman, LLP
7 Times Square
New York, New York 10036
Attn: Eric M. Hellige, Esq.
Telephone: (212) 326-0846

November 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86723M304	SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.
67 shares of Series H Preferred Stock owned directly and beneficially by Mr. McMahon, which represents 67% of the outstanding shares of Series H Preferred Stock. (1)
	8.	Shared Voting Power:
0
	9.	Sole Dispositive Power:
713,026 shares of Common Stock owned directly and beneficially by Mr. McMahon.
67 shares of Series H Preferred Stock owned directly and beneficially by Mr. McMahon. (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
713,026 shares of Common Stock.
67 shares of Series H Preferred Stock. (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11):
3.4% of the outstanding shares of Common Stock.*
67.0% of the outstanding shares of Series H Preferred Stock.(1)
14.	Type of Reporting Person (See Instructions) IN

* Percentage calculated based on 20,865,262 shares of Common Stock outstanding as of October 14, 2019.

(1) The Series H Preferred Stock entitles the holders, voting separately as a class, to vote 51% of the total number of votes cast by all classes of the Issuer’s capital stock. The Series H Preferred Stock is perpetual, but is not convertible into Common Stock or redeemable and is not entitled to any distribution.

CUSIP No. 86723M304	SCHEDULE 13D	Page 3 of 4

Item 4 of this Schedule 13D is amended to add the following:

As previously reported, pursuant to an Agreement Regarding Debt and Series H Preferred Stock dated as of October 10, 2019 (the “Debt and Series H Agreement”), entered into between the Company, the Reporting Person and Fred Sacramone, the Reporting Person agreed that the remaining indebtedness of the Company to the Reporting Person will automatically be released and discharged effective December 31, 2019 (the “Termination Date”) unless both of the following conditions are satisfied on or before the Termination Date: (1) on or before November 10, 2019 (the “Applicable Date”), the Company enters into a business combination transaction that enables the Company’s common stock to remain listed on the NYSE American stock exchange or the Company’s common stock is then listed on any other U.S. national securities exchange; and (2) such business combination transaction is consummated on or before the Termination Date (a business combination transaction satisfying both such conditions being herein referred to as a “Qualified Business Combination”). In addition, the Reporting Person agreed to forebear from exercising any remedies against the Company and its affiliates in connection with such remaining indebtedness until the Termination Date.

On November 8, 2019, pursuant to the First Amendment to the Agreement Regarding Debt and Series H Preferred Stock dated as of November 8, 2019 (the “First Amendment”) among the Company, the Reporting Person and Fred Sacramone, each of the Reporting Person and Fred Sacramone agreed to extend the Applicable Date from November 10, 2019 to December 31, 2019 and to extend the Termination Date from December 31, 2019 to February 28, 2020.

The foregoing description of First Amendment is not complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 1 to this Amendment No. 3.

The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.	First Amendment to the Agreement Regarding Debt and Series H Preferred Stock, dated as of November 8, 2019, by and among FTE Networks, Inc. and Fred Sacramone and Brian McMahon.

CUSIP No. 86723M304	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2019

/s/ Brian McMahon
Brian McMahon